Exhibit 24

Confirming Statement

I hereby confirm that I have authorized and designated each of Lori A. Gobillot, Sarah E. Hagy and Jennifer L. Vogel to execute and file on my behalf all Forms 3, 4 and 5 (including any amendments thereto) that I may be required to file with the United States Securities and Exchange Commission as a result of my position with, or my ownership of or transactions in securities of, Continental Airlines, Inc. ("Continental"). The authority of such individuals under this Statement shall continue until I am no longer required to file Forms 4 or 5 with regard to Continental, unless earlier revoked in writing. I hereby acknowledge that such individuals are not assuming, nor is Continental assuming, any of my responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

_/s/ Michael P. Bonds_______________

Name: Michael P. Bonds

Dated: 06/23/05